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                                                                    Exhibit 4(g)

Plan-Reimbursement Endorsement


Made a part of the Contract to which it is attached

We will credit to this Contract [$xx,xxxl on [enter date] as reimbursement to the Plan of the exit charge assessed the Plan under the investment vehicle from which the initial Purchase Payment to this Contract has come.

The Lincoln National Life Insurance Company

Calvin King, Second Vice President